UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

ACRONGENOMICS, INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

005015 102

(CUSIP Number)

GEORIOS STAVROU 3 KOUKGIOU ST 45221 IOANNINA GREECE

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

NOVEMBER 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☐.

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	005015 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GEORGIOS STAVROU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ INNAPLICABLE
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
INNAPLICABLE ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
GREEK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,630,988
	8	SHARED VOTING POWER
NIL
	9	SOLE DISPOSITIVE POWER
1,630,988
	10	SHARED DISPOSITIVE POWER
NIL
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,630,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
INNAPLICABLE ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.44%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Statement relates to shares of common stock of the Issuer. The principal executive offices of the Issuer are located at Fairfax House, 15 Fulwood Place, London, WC1V 6AY, UK

Item 2. Identity and Background

(a)	Name: Stavrou Georgios.
(b)	Residence or business address: 3 Kougkiou St. 45221, Ioannina Greece
(c)	During the last five years, Mr. Stavrou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(d)

During the last five years, Mr. Stavrou was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Stavrou is a citizen of Greece.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Stavrou Georgios participated in private placements of the Issuer’s securities on July 10, 25, and 29, 2008, purchasing 365,000 shares of common stock at a price of $0.40 per share for the total purchase price of US$146,000 which was paid in cash. On September 30, 2008 participated on another private placement of the Issuer’s Securities purchasing 375,000 shares of common stock at a price of $0.40 per share for the total purchase price of US$150,000, also paid in cash. On November 25, 2008 he purchased another 312,500 shares of common stock at a price of $0.40 per share for the total purchase price of US$125,000. The total number of shares acquired through private placements is 1,052,500 and he paid total of US$ 421,000 in cash. Also the last two weeks of November 2008, Mr. Stavrou acquired another 578,488 shares through the open market with an average price of $0.27. All abovementioned shares are registered in the name of UBS AG Mr. Mike Smyrniopoulos, 6 Parade Platz CH-8098 Switzerland, owned and controlled by Stavrou Georgios.

Item 4. Purpose of Transaction

Mr. Stavrou acquired the 1,630,988 shares of common stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Mr. Stavrou does not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Stavrou is 1,630,988 shares, or 7.44% of the Issuer, based on 21,934,231 shares of common stock outstanding as of the date of this report.

Mr. Stavrou has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,630,988 shares of common stock of the Issuer.

Other than as described in Item 3 above, Mr. Stavrou has not affected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Mr. Stavrou, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,630,988 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between Mr. Stavrou and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2008
Dated
/s/ Georgios Stavrou
Signature
Georgios Stavrou
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).